Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
AMBIENT CORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)
       AMBIENT CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies that:

1.           The Board of Directors of Ambient Corporation (hereinafter called the "Corporation"), acting at a meeting on February 3, 2011, adopted resolutions setting forth the proposed amendment to the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") set forth below, (a) declaring said amendment to be advisable and in the best interests of the Corporation and (b) recommending to the Corporation’s stockholders that they approve said amendment.

2.           The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3.           Effective as of 11:59 p.m., Eastern Time, on July 18, 2011, the Certificate of Incorporation is amended by deleting Article FOURTH of the Certificate of Incorporation in its entirety and replacing it with the following:

FOURTH: Effective at 11:59 p.m., Eastern Time, on July 18, 2011 (the "Effective Time"), every one hundred (100) shares of the Corporation's Common Stock, par value $.001 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time will be automatically and without any action on the part of the respective holders thereof be combined and converted into one (1) share of Common Stock, par value $.001, of the Corporation (the "New Common Stock") (and such combination and conversion, the "Reverse Stock Split").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock and the Corporation shall not recognize on its stock record books any purported transfer of any fractional share of New Common Stock.  In lieu thereof, the Corporation will pay to the registered stockholder, in cash, the value of any fractional share interest arising from the Reverse Stock Split. The cash payment will equal the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of the Common Stock as reported on the Over the Counter Bulletin Board Market, as of the Effective Time. No transaction costs will be assessed to stockholders for the cash payment. Stockholders will not be entitled to receive interest for the period of time between the Effective Time and the date payment is made for their fractional shares.

Immediately after the Effective Time, the Corporation is authorized to issue two classes of stock to be designated respectively as “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue consists of One Hundred Million (100,000,000) shares of Common Stock and five million (5,000,000) shares of Preferred Stock. Each share of Common Stock and Preferred Stock shall have a par value of $0.001.

4.           Holders of at least a majority of the outstanding shares of Common Stock, acting by written consent on February 15, 2011, duly approved the amendment to the Certificate of Incorporation contained herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned this 15 day of July, 2011.

AMBIENT CORPORATION

By:	/s/ John J. Joyce
John J. Joyce
President and Chief Executive Officer